Mail Stop 4561

March 9, 2007

VIA USMAIL and FAX (972) 868-0267

Mr. Kannan Ramasamy
President and Chief Executive Officer
Aegis Communications Group, Inc.
8001 Bent Branch Drive
Irving, Texas 75063

> **Re: Aegis Communications Group, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/31/2006**
> **File No. 000-14315**

Dear Mr. Kannan Ramasamy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant